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                           WE HAVE EXTENDED OUR OFFER


                             AIMCO PROPERTIES, L.P.
                   c/o River Oaks Partnership Services, Inc.
                                 P.O. Box 2065
                        S. Hackensack, N.J., 07606-2065
                                 (888) 349-2005
                                August 21, 1999

Dear Limited Partner:

         In order to allow you more time to consider our offer to purchase your units in Davidson Diversified Real Estate II, L.P. for $4,228.00 per unit and tender your units, we have extended our offer so that it now expires at 5:00 p.m., New York time, on Friday September 15, 2000.

         The terms of the offer are more fully described in the previously sent Offer to Purchase and the enclosed Supplement thereto and Letter of Transmittal. These documents describe the material risks and opportunities associated with the offer, including certain tax considerations, all of which you should read carefully.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth in the Letter of Transmittal. THE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON SEPTEMBER 15, 2000, UNLESS EXTENDED. If you have any questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.



                                   Very truly yours,


                                   AIMCO PROPERTIES, L.P.